Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Change in Board Composition of the Company

Mumbai, October 27, 2020: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in continuation to our filings dated January 30, 2020, July 28, 2020 and September 16, 2019 respectively, we would like to inform the following changes in Board composition as approved by the Board of Directors at its meeting held today:-

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Resignation of Dr. Ralf Speth (DIN: 03318908) as an Non-Executive Non-Independent Director of the Company: Consequent to retirement from the services of Jaguar Land Rover Automotive PLC (‘wholly owned subsidiary’), Dr Ralf Speth has tendered his resignation as the Non-Executive Non-Independent Director of the Company. The Board of Directors has noted the above resignation and placed on record its sincere appreciation for Dr Speth’s valuable services, guidance and contribution to the Company during his tenure as a member of the Board.

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Appointment of Mr Thierry Bolloré (DIN:08935293) as an Additional and Non-Executive (Non-Independent) Director of the Company: The Board of Directors based on the recommendation of Nomination and Remuneration Committee have appointed Mr Thierry Bolloré, CEO Jaguar Land Rover PLC, UK, as an Additional Director and Non-Executive Non-Independent Director on the Board of the Company.

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Change in designation of Mr Mitsuhiko Yamashita (DIN:08871753) from Additional and Non-Executive Independent Director to Additional and Non-Executive Non-Independent Director of the Company, liable to retire by rotation.

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Appointment of Mr Kosaraju Veerayya Chowdary (DIN:08485334) as an Additional and Non-Executive Independent Director of the Company: The Board of Directors based on the recommendation of Nomination and Remuneration Committee have appointed Mr Kosaraju Veerayya Chowdary, as an Additional Director and Non-Executive Independent Director on the Board of the Company.

We hereby confirm that Mr Thierry Bolloré and Mr Kosaraju Veerayya Chowdary are not debarred from holding the office of director pursuant to any order of SEBI or any such authority.

Given below is the brief details of change of Directors as prescribed alongwith profile of the directors in Annexure A to Annexure C, the contents of which are self explanatory.

This is for the information of the exchanges and the members.

Annexure A

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015:

Sr. No.	Particulars	Details
		Dr. Ralf Speth	Mr. Thierry Bolloré	Mr. Kosaraju Veerayya Chowdary
1.	Reason for change viz. appointment, resignation, removal, death or otherwise;	Resignation	Appointment	Appointment
2.	Date of appointment/cessation (as applicable) & term of appointment;	October 27, 2020 Term of appointment: Not Applicable

October 27, 2020

Term of appointment: In terms of section 161 of the Companies Act, 2013 read with applicable rules made thereunder, Mr Thierry Bolloré as an Additional Director shall hold office upto the date of the ensuing Annual General Meeting (“AGM”) of the Company and a proposal for his appointment as a Non Executive Non- Independent Director of the Company would be placed for the approval of the members at the ensuing AGM of the Company.

October 27, 2020 Term of appointment: Appointed as an Additional and Non Executive (Independent) Director of the Company for a period of 5 (five) years subject to shareholders approval at ensuing AGM.
3.	Brief profile (in case of appointment);	Not Applicable	Given below in Annexure B	Given below in Annexure C
4.	Disclosure of relationships between directors (in case of appointment of a Director).	Not Applicable	Nil	Nil

Annexure B

BRIEF PROFILE OF DIRECTOR

Name: Mr Thierry Bolloré

DIN: 08935293

Date of Birth: May 30, 1963

Educational Qualification:

MBA from the French Paris-Dauphine University,

specialising in Finance

Directorships:

Nil

Background:

Mr Thierry Bolloré was appointed to the role of Jaguar Land Rover's Chief Executive Officer, effective September 2020.

Having started his leadership career in 1990 as Shop Manager of Michelin’s Heavy Truck tyre factory, Mr Bolloré has more than 30 years’ experience of international business.

After 12 years with Michelin, he then joined global automotive supplier Faurecia in 2005 as Vice President, Asia, Exhaust Systems Product Group, based in China. After successful tenures in a variety of senior positions including worldwide Vice President in charge of Industry, Quality and Purchasing for Faurecia Emissions Control Technologies (FECT), Mr Bolloré joined Groupe Renault in 2012.

Joining as the global OEM’s Industry and Supply Chain Group EVP, Mr Bolloré then took on the role of Chief Competitive Officer in 2013 before becoming Chief Operating Officer in 2018 and finally Chief Executive Officer, Groupe Renault in 2018. He was also a member of the Groupe Renault Executive Committee while also sitting on the Board of Directors for both Avtovaz and DRAC (Dong Feng Renault Automotive Company).

Mr Bolloré in addition to his native French, is fluent in English and German while also enjoying extensive experience of the Japanese language.

Annexure C

BRIEF PROFILE OF INDEPENDENT DIRECTOR

Name: Mr Kosaraju Veerayya Chowdary

DIN: 08485334

Date of Birth: October 10, 1954

Educational Qualification:

Graduate in Mathematics from Loyola College, Chennai

Post Graduation in Mathematics from IIT, Chennai

Directorships:

•	CCL Products (India) Limited
•	Divi’s Laboratories Limited
•	Reliance Industries Limited

Background:

Mr Chowdary started his career in 1976 as a probationary officer in Andhra Bank and later joined the Indian Revenue Service in 1978. On deputation, he went to the Department of Revenue as Under Secretary and thereafter to the Department of Company Affairs as Deputy Secretary.

He held several executive positions and retired as Chairman of Central Board of Direct Taxes. On superannuation, he was appointed as an Advisor to the Department of Revenue, Ministry of Finance.

He was the Central Vigilance Commissioner from June, 2015 to June, 2019. He was elected as a Member of the Executive Committee of International Association of Anti-Corruption Agencies. He is a Member on the Advisory Board of Comptroller and Auditor General of India.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.